SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

(Amendment No. 1)*

CLEARWIRE CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

18538Q 105

(CUSIP Number)

Michael J. Egan

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, Georgia 30309

(404) 572-4600

(Name, address and telephone number of Person Authorized to Receive Notices and Communications)

December 17, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1)	Name of reporting person: Sprint Nextel Corporation
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: Not Applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Kansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 739,010,818*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 739,010,818*
(11)	Aggregate amount beneficially owned by each reporting person: 739,010,818*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 52.8%*
(14)	Type of reporting person: HC

*	See discussion in Items 4 through 6 of this Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Schedule 13D.

(1)	Name of reporting person: Sprint HoldCo, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 705,359,348*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 705,359,348*
(11)	Aggregate amount beneficially owned by each reporting person: 705,359,348*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 50.5%*
(14)	Type of reporting person: OO

*	See discussion in Items 4 through 6 of this Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Schedule 13D.

(1)	Name of reporting person: SN UHC 1, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 33,651,470*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 33,651,470*
(11)	Aggregate amount beneficially owned by each reporting person: 33,651,470*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 4.8%*
(14)	Type of reporting person: CO

*	See discussion in Items 4 through 6 of this Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Schedule 13D.

This Amendment No. 1 (this “Amendment”) is filed by Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Sprint HoldCo, LLC, a Delaware limited liability company (“Sprint HoldCo”) and SN UHC 1, Inc., a Delaware corporation (“SN UHC 1”) and together with Sprint and Sprint HoldCo, the “Sprint Entities” or the “Reporting Persons”), with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Issuer”).

EXPLANATORY NOTE REGARDING PRIOR JOINT SCHEDULE 13D

This Amendment relates to the Statement on Schedule 13D filed on December 5, 2008 (the “Initial Joint 13D Filing”), as amended by Amendment No. 1 thereto filed on February 27, 2009, Amendment No. 2 thereto filed on November 12, 2009, Amendment No. 3 thereto filed on December 22, 2009, Amendment No. 4 thereto filed on December 7, 2010, Amendment No. 5 thereto filed on December 14, 2010, Amendment No. 6 thereto filed on May 13, 2011, Amendment No. 7 thereto filed on June 8, 2011, Amendment No. 8 thereto filed on December 16, 2011, Amendment No. 9 thereto filed on February 24, 2012, Amendment No. 10 thereto filed on March 14, 2012, Amendment No. 11 thereto filed on June 15, 2012, Amendment No. 12 thereto filed on September 14, 2012, Amendment No. 13 thereto filed on October 3, 2012 and the Amendment No. 14 thereto filed on October 18, 2012 (such Amendment, “Amendment No. 14” and the Initial Joint 13D Filing, as so amended through Amendment No. 14, the “Prior Joint Schedule 13D”). The Prior Joint Schedule 13D was jointly filed on behalf of (i) the Reporting Persons, (ii) Comcast Corporation, a Pennsylvania corporation (“Comcast”), Comcast Wireless Investment, LLC, a Delaware limited liability company (“Comcast LLC” and, collectively with Comcast, the “Comcast Entities”), (iii) Bright House Networks, LLC, a Delaware limited liability company (“BHN”), BHN Spectrum Investments, LLC, a Delaware limited liability company (“BHN Spectrum”), Newhouse Broadcasting Corporation, a New York corporation (“NBCo”, and collectively with BHN and BHN Spectrum, the “BHN Entities”), (iv) Eagle River Holdings, LLC, a Washington limited liability company (“ERH”), and Craig O. McCaw, an individual (“Mr. McCaw” and, together with ERH, the “ERH Entities”), and (v) certain other beneficial owners of Class A Common Stock that were previously party to the Equityholders’ Agreement described in this Schedule 13D, except that Amendment No. 14 was filed jointly on behalf of Sprint, Sprint HoldCo and the ERH Entities only.

On October 17, 2012, the Reporting Persons elected to report their beneficial ownership of Class A Common Stock apart from the Comcast Entities, the BHN Entities and the ERH Entities, except that Sprint, Sprint HoldCo and the ERH Entities filed Amendment No. 14 pursuant to a joint filing agreement among such parties solely with respect to that filing. On December 13, 2012, a Schedule 13D was filed solely by the Reporting Persons (the “New Joint Schedule 13D” and together with the Amendment, the “Schedule 13D”), and this Amendment is filed solely by the Reporting Persons. However, the Schedule 13D is a continuation of the Reporting Persons’ beneficial ownership reporting of Class A Common Stock set forth in the Prior Joint Schedule 13D and, as such, information from the Prior Joint Schedule 13D has been incorporated herein by reference as if set forth in full herein. The Initial Joint 13D Filing and all amendments thereto through Amendment No. 14 are filed as Exhibits 99.1 through Exhibit 99.15 to the New Joint Schedule 13D, respectively.

All capitalized terms used in the Amendment and not defined herein have the meanings ascribed to such terms in the Prior Joint Schedule 13D or New Joint Schedule 13D, as applicable.

Item 1. Security and Issuer.

No material change.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented by adding the following information under a new heading “Merger”:

Sprint estimates that, at the price per share/unit set forth in the Merger Agreement with respect to the Merger (as described in Item 4 below), approximately $2.2 billion in cash will be required to acquire the remaining shares of Common Stock and Clearwire Communications Class B Common Interests not already owned by the Sprint Entities, and up to $800 million in cash will be required to acquire the maximum amount of the Interim Notes (as described in Item 4 below). Sprint anticipates that it will obtain such funds from working capital.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following information under a new heading “Merger”:

Merger Agreement

On December 17, 2012, following discussions regarding the Sprint Proposal, Sprint and Collie Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Sprint (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Clearwire, pursuant to which, at the effective time of the merger (the “Effective Time”), Merger Sub will merge with and into Clearwire, with Clearwire surviving the merger as a wholly owned subsidiary of Sprint (the “Merger”).

Pursuant to the Merger Agreement, at the Effective Time, each issued and outstanding share of Class A Common Stock (other than any shares owned by Sprint, SoftBank or any of their respective subsidiaries) will be cancelled and will be converted automatically into the right to receive $2.97 per share in cash, without interest (the “Merger Consideration”). In addition, Intel A, the only holder of Class B Common Stock (together with the corresponding Clearwire Communications Class B Common Interests, the “Class B Interests”) other than Clearwire, Sprint and Sprint’s affiliates, has elected to irrevocably convert, immediately prior to the Effective Time, all of its Class B Interests into shares of Class A Common Stock (the “Irrevocable Exchange Agreement”), which will then be cancelled and converted automatically into the right to receive the Merger Consideration at the Effective Time pursuant to the Merger.

Stockholders of Clearwire will be asked to vote on the adoption of the Merger Agreement at a special meeting that will be held on a date to be announced. Consummation of the Merger is subject to a number of conditions precedent, including, among others: (i) the adoption of the Merger Agreement by the holders of at least 75% of the outstanding shares of the Common Stock entitled to vote on the Merger, voting as a single class, and at least a majority of the outstanding shares of the Common Stock not held by Sprint, SoftBank and their respective affiliates, voting as a single class, at a duly called stockholders’ meeting (the “Clearwire Stockholder Approval”); (ii) the consent of the Federal Communications Commission to the consummation of the Merger; (iii) the absence of any order enjoining the consummation of, or prohibiting, the Merger; (iv) the non-occurrence of any Material Adverse Effect (as defined in the Merger Agreement) from the date of the Merger Agreement to the Effective Time; and (v) the consummation of the SoftBank Transaction or an alternative transaction thereto.

The Merger Agreement includes customary representations, warranties, covenants and agreements, including, among other things, covenants of Clearwire regarding the conduct of its business prior to the Effective Time and the calling and holding of a meeting of Clearwire’s stockholders for the purpose of obtaining the Clearwire Stockholder Approval, and mutual covenants regarding the use of each party’s reasonable best efforts to cause the Merger to be consummated. Sprint has also agreed, subject to the fiduciary duties of Sprint’s Board of Directors, to use the level of efforts set forth in the SoftBank Merger Agreement to consummate the SoftBank Transaction and not to terminate the SoftBank Transaction other than in connection with entering into an alternative transaction. The Merger Agreement provides that the Equityholders’ Agreement will terminate immediately after the Effective Time.

Under the Merger Agreement, Clearwire is subject to a “no-shop” restriction on its ability to solicit offers or proposals relating to an acquisition proposal or to provide information to or engage in discussions or negotiations with third parties regarding an acquisition proposal, subject to certain exceptions.

The Merger Agreement contains termination rights for both Sprint and Clearwire, including Sprint’s right to terminate if (i) prior to the Clearwire Stockholder Approval, Clearwire’s Board of Directors (the “Clearwire Board”) or the Special Committee withdraws, qualifies or modifies its approval or recommendation to the stockholders of Clearwire of the adoption of the Merger Agreement in a manner adverse to Sprint or (ii) the SoftBank Transaction shall have been terminated (other than by Sprint in connection with a replacement transaction) (a “SoftBank Termination”). The Merger Agreement further provides that Sprint will be required to pay to Clearwire a termination fee of $120 million (i) upon a SoftBank Termination or (ii) if the SoftBank Transaction has not been consummated and certain other conditions are met, upon termination by either Sprint or Clearwire of the Merger Agreement because the Merger has not been consummated on or prior to October 15, 2013, as such date may be extended in accordance with the terms of the Merger Agreement (a “Fee Entitlement Termination”). Any obligation to pay such termination fee will be satisfied by the cancellation of $120 million aggregate principal amount of Interim Notes (as defined below). In the event Clearwire is entitled to receive the termination fee, in certain instances, it may also be entitled to receive from Sprint a prepayment in the amount of $100 million pursuant to the 4G MVNO agreement currently in effect between Sprint and Clearwire. Any such prepayment will be credited against certain of Sprint’s obligations under such agreement.

The Merger and the Merger Agreement were approved unanimously by Sprint’s Board of Directors, the Special Committee and the Clearwire Board. Pursuant to the terms of the SoftBank Merger Agreement, SoftBank provided its consent for Sprint to enter in the Merger Agreement and related transactions (the “SoftBank Consent”). The SoftBank Consent provides SoftBank with certain information and consultation rights with respect to developments related to the Merger Agreement. The SoftBank Consent also provides that SoftBank’s consent is required prior to Sprint agreeing to make any material changes to the terms of the transactions contemplated by the Merger Agreement or taking certain material actions with respect to such transactions.

The Merger Agreement has been attached as an exhibit hereto to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Sprint, Clearwire or any of their respective affiliates or businesses. The representations, warranties, covenants and agreements contained in the Merger Agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of Sprint, Clearwire or any of their respective affiliates or businesses. Moreover, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a disclosure letter that Clearwire has provided to Sprint. Accordingly, investors and security holders should not rely on the representations and warranties as characterizations of the actual state of facts of Clearwire, Sprint or any of their respective affiliates or businesses. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Sprint’s or Clearwire’s public disclosures.

If the Merger is effected, it would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of Clearwire, a merger or other extraordinary transaction involving Clearwire, the delisting of the Class A Common Stock from NASDAQ and the Class A Common Stock becoming eligible for termination from registration pursuant to Section 12(b) of the Act.

Voting and Support Agreement

In connection with the Merger Agreement, each of the Intel Entities, Comcast LLC and BHN Spectrum (collectively, the “Voting Agreement Stockholders”) have entered into a voting and support agreement with Clearwire (the “Voting Agreement”) under which the Voting Agreement Stockholders have each agreed to vote their shares of Common Stock, among other things, in favor of approving and adopting the Merger Agreement, in favor of the matters to be voted upon by Clearwire’s stockholders pursuant to the Note Purchase Agreement (as defined below), in favor of any proposal to adjourn or postpone the stockholders’ meeting held to approve and adopt the Merger Agreement, and against other acquisition proposals. In addition, the Voting Agreement Stockholders have agreed not to transfer shares of Common Stock owned by them prior to Clearwire obtaining the Clearwire Stockholder Approval, subject to certain exceptions. The Voting Agreement also contains certain consents and waivers by the Voting Agreement Stockholders pursuant to the Equityholders’ Agreement and the Operating Agreement with respect to the Merger and the related transactions, including the issuance of the Interim Notes. Sprint is an express third party beneficiary of the Voting Agreement.

The Voting Agreement will terminate upon the earliest to occur of (x) the Effective Time, (y) the termination of the Merger Agreement in accordance with its terms, or (z) the written agreement of all the Voting Agreement Stockholders, Clearwire and Sprint. In addition, each Voting Agreement Stockholder will have the right to terminate the Voting Agreement as to itself upon certain amendments to the Merger Agreement, the Note Purchase Agreement (as defined below) or certain related agreements, the failure to obtain the Clearwire Stockholder Approval at the Clearwire stockholders meeting, or upon Sprint terminating the Softbank Transaction in order to enter into an alternative transaction. The Voting Agreement Stockholders own in the aggregate 191,055,450 shares (or approximately 13%) of the Common Stock.

Agreement Regarding Right of First Offer

Sprint and Sprint HoldCo have also entered into an agreement (the “ROFO Agreement”) with the Voting Agreement Stockholders under which (i) if the Merger Agreement is terminated due to the failure of the Clearwire stockholders to approve the Merger and (ii) either (a) the SoftBank Transaction has been consummated or (b) the SoftBank Transaction shall have been terminated by Sprint in order for Sprint to enter into an alternative transaction and such alternative transaction shall have been consummated, then each such Voting Agreement Stockholder will, upon the later to occur of the events described in (i) or (ii), deliver a right of first offer notice to the other equityholders of Clearwire pursuant to the terms of the Equityholders’ Agreement, to offer to sell all of the equity securities of Clearwire and Clearwire Communications such entity owns at a price per share equal to the Merger Consideration. Sprint will then be obligated to elect to purchase any such equity securities in any such notice. The Voting Agreement Stockholders have agreed not to exercise their respective purchase rights with respect to any such notice it receives from the other Voting Agreement Stockholders. The ROFO Agreement will terminate upon the occurrence of certain events, including at the election of each Voting Agreement Stockholder if the SoftBank Transaction shall have been terminated by Sprint in order for Sprint to enter into an alternative transaction.

Note Purchase Agreement, Registration Rights Agreement, Indenture and Stock Delivery Agreement

In connection with the Merger Agreement, on December 17, 2012, Sprint entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with Clearwire, Clearwire Communications and Clearwire Finance Inc. (together with Clearwire Communications, the “Clearwire Issuers”) pursuant to which Sprint has agreed to purchase from the Clearwire Issuers up to an aggregate principal amount of $800 million of 1.00% Exchangeable Notes due 2018 (the “Interim Notes”), upon the request of Clearwire, in monthly $80 million installments on the first business day of each month (each a “Draw Date”) beginning January 2013. The amount of Interim Notes that Clearwire can request that Sprint purchase is subject to, among other things, the authorization and reservation of the underlying securities and the underlying securities being eligible for issuance pursuant to the applicable rules and regulations of NASDAQ. Additionally, on the last three Draw Dates (in August, September and October 2013), the Clearwire Issuers can only request that Sprint purchase Interim Notes if an agreement has been reached on the accelerated build out of Clearwire’s wireless broadband network (the “Build-Out Agreement”) within 45 days of the date the Note Purchase Agreement is signed, the Build-Out Agreement is in full force and effect and none of Clearwire or the Clearwire Issuers have breached any of their obligations under the Build-Out Agreement.

The Interim Notes will be exchangeable by Sprint into either Class A Common Stock or Class B Interests at their election. The Interim Notes will become exchangeable if (a) the Merger Agreement is terminated for any reason (except under circumstances where Clearwire would receive, and does not reject, the Sprint Termination Fee (as defined in the Merger Agreement)), or (b) if the Merger is consummated, in each case at an exchange rate of 666.6700 shares per $1,000 aggregate principal amount of Interim Notes (equivalent to a price of $1.50 per share), subject to anti-dilution protections (the “Exchange Rate”). If the Merger Agreement is terminated as a result of a Fee Entitlement Termination, then $120 million principal amount of the Interim Notes will be automatically cancelled. In addition, if the Merger Agreement is terminated because the SoftBank Transaction is not consummated, Clearwire will have the option to exchange the Interim Notes that remain outstanding at the Exchange Rate for 15 business days following the termination of the SoftBank Transaction.

The Interim Notes will bear interest at a rate of 1.00% per annum, with interest payable semi-annually in arrears on June 1 and December 1, beginning on the first June 1 or December 1 to occur after the Interim Notes have been issued, and will have a stated maturity of June 1, 2018.

The Note Purchase Agreement includes customary representations, warranties and covenants, and also includes a covenant requiring Clearwire to hold a stockholders’ meeting to approve, among other things, an amendment to Clearwire’s amended and restated certificate of incorporation to increase its authorized share capital and to authorize the issuance of the Class A Common Stock and Class B Common Stock which may be issued upon exchange of the Interim Notes in accordance with the NASDAQ listing requirements.

The Note Purchase Agreement can be terminated, among other things, by mutual consent, automatically if the Clearwire Stockholder Approval is not obtained at Clearwire’s stockholder meeting, or if the Merger Agreement is terminated pursuant to its terms, provided that if the Note Purchase Agreement is terminated due to the Merger Agreement being terminated by reason of a failure of the SoftBank Transaction to be consummated or because of a breach of any representation, warranty, covenant or agreement by Sprint, then the Note Purchase Agreement will terminate upon the earlier of (i) Clearwire exercising its option to exchange the Interim Notes upon such termination and (ii) July 2, 2013; however, the Note Purchase Agreement will not terminate on July 2, 2013 if the Build-Out Agreement was reached within 45 days of the date the Note Purchase Agreement is signed, the Build-Out Agreement is in full force and effect and none of Clearwire or the Clearwire Issuers have breached any of their obligations under the Build-Out Agreement.

In connection with the Note Purchase Agreement, Sprint agreed to a form of registration rights agreement (the “Interim Notes Registration Rights Agreement”), a form of indenture (the “Indenture”) and a form of stock delivery agreement (the “Stock Delivery Agreement”) with Clearwire, the Clearwire Issuers and the guarantors of the Interim Notes (the “Guarantors”), each to be entered into upon the first issuance of the Interim Notes. The Interim Notes Registration Rights Agreement will provide that Clearwire must use its reasonable best efforts to file a registration statement under the federal securities laws registering the sale of all of the shares of Common Stock deliverable upon exchange of Initial Notes as described above, with such filing to be made prior to the 45th day following the earlier of the date the Note Purchase Agreement is terminated in accordance with its terms and October 1, 2013. Pursuant to the Indenture, the Interim Notes will be fully and unconditionally guaranteed as to payment of principal, premium, if any, and interest by the Guarantors, and the Guarantors’ guarantees will rank in all respects pari passu in right of payment with all existing and future senior indebtedness of such Guarantor and will be senior in right of payment to all existing and future subordinated indebtedness of such Guarantor. The Interim Notes will be subordinated to the fist lien indebtedness of the Guarantors. Pursuant to the Stock Delivery Agreement, Clearwire will agree to deliver the Class A Common Stock and Class B Interests in accordance with the terms of the Indenture and the Interim Notes.

Amendments to Equityholders’ Agreement

In connection with the Merger Agreement, on December 17, 2012, Sprint HoldCo, SN UHC 1, ERH, the Intel Entities, Middlefield Ventures, Inc. and Comcast, as strategic investor representative, entered into a Second Amendment to the Equityholders’ Agreement (the “Second Amendment”), pursuant to which the Equityholders’ Agreement was terminated with respect to ERH, except with respect to certain provisions that survive the Second Amendment. Consequently, as a result of the execution and delivery of the Second Amendment, ERH is no longer deemed an “Equityholder” under the Equityholders’ Agreement. Subsequently, on December 17, 2012, Sprint HoldCo, SN UHC 1, the Intel Entities, Middlefield Ventures, Inc. and Comcast, as strategic investor representative, entered into a Third Amendment to the Equityholders’ Agreement (the “Third Amendment”), pursuant to which such parties agreed, among other things, to amend the definition of “Percentage Interest” in the Equityholders’ Agreement, and make other conforming changes, so that any Class A Common Stock or Class B Interests issued by Clearwire to Sprint or any of its affiliates in connection with the Note Purchase Agreement will not be taken into account with respect to calculations determining board representation, preemptive, tag-along and other rights of the Equityholders under the Equityholders’ Agreement.

The foregoing descriptions of the Merger Agreement, Irrevocable Exchange Agreement, SoftBank Consent, Voting Agreement, ROFO Agreement, Note Purchase Agreement, Interim Notes Registration Rights Agreement, Indenture, Stock Delivery Agreement, Second Amendment and Third Amendment are only a summary, do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, Irrevocable Exchange Agreement, SoftBank Consent, Voting Agreement, ROFO Agreement, Note Purchase Agreement, Interim Notes Registration Rights Agreement, Indenture, Stock Delivery Agreement, Second Amendment and Third Amendment, which are filed as Exhibit 99.51, Exhibit 99.52, Exhibit 99.53, Exhibit 99.54, Exhibit 99.55, Exhibit 99.56, Exhibit 99.57, Exhibit 99.58, Exhibit 99.59, Exhibit 99.60 and Exhibit 99.61 hereto, respectively, and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of December 17, 2012, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of up to the amounts listed in the table below and may be deemed to constitute a “group” under Section 13(d) of the Act.

Reporting Person	Class A Common Stock	% of Class A (1)	Class B Common Stock	% of Class B (1)	% Voting
Sprint (2)	739,010,818	52.8%	708,087,860	91.5%	50.4%
Sprint HoldCo (3)	705,359,348	50.5%	705,359,348	91.2%	48.1%
SN UHC 1 (4)	33,651,470	4.8%	2,728,512	0.4%	2.3%

(1)	Shares of Class A Common Stock beneficially owned and the respective percentages of beneficial ownership of Class A Common Stock assumes the conversion of all shares of Class B Common Stock beneficially owned by such person or entity into Class A Common Stock, and the exercise of all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of December 13, 2012. Shares issuable pursuant to the conversion of Class B Common Stock or the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such shares of Class B Common Stock, options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person. The respective percentages of beneficial ownership of Class A Common Stock and Class B Common Stock are based on 691,233,800 shares of Class A Common Stock and 773,732,672 shares of Class B Common Stock outstanding as of October 23, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 26, 2012.
(2)	Consists of 705,359,348 shares of Class B Common Stock beneficially owned by Sprint HoldCo, 30,922,958 shares of Class A Common Stock beneficially owned by SN UHC 1 and 2,728,512 shares of Class B Common Stock beneficially owned by SN UHC 1. By virtue of the fact that Sprint HoldCo and SN UHC 1 are wholly-owned subsidiaries of Sprint, Sprint may be deemed to have shared voting and dispositive power with respect to the shares of Class A Common Stock owned by Sprint HoldCo and SN UHC 1.
(3)	Consists of 705,359,348 shares of Class B Common Stock beneficially owned by Sprint HoldCo.
(4)	Consists of 30,922,958 shares of Class A Common Stock beneficially owned by SN UHC 1 and 2,728,512 shares of Class B Common Stock beneficially owned by SN UHC 1.

Except as set forth or incorporated herein or in the Appendices to the Amendment D, none of (i) the Reporting Persons and (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendix A-1—A-3 of the Schedule 13D, beneficially owns any shares of Class A Common Stock as of December 17, 2012.

In addition to the beneficial ownership of the Reporting Persons described herein, by virtue of the Equityholders’ Agreement and Voting Agreement, each of the Reporting Persons, together with the Comcast Entities, the BHN Entities, Intel Capital Wireless Investment Corporation 2008A, a Delaware corporation (the “Intel A”), Intel Capital Corporation, a Delaware corporation (“Intel Capital”), and Intel Capital (Cayman) Corporation, a Cayman Islands corporation (“Intel Cayman” and, together with Intel A and Intel Capital, the “Intel Entities”), may be deemed to be a member of a “group” under Section 13(d) of the Act, which may be deemed to beneficially own, have shared power to vote or direct the vote over and have shared dispositive power over the following shares of Class A Common Stock beneficially owned by the Comcast Entities, the BHN Entities and the Intel Entities:

•	Statement on Schedule 13D filed on October 22, 2012 by the Comcast Entities reports beneficial ownership of 88,504,132 shares of Class A Common representing 12.8% of the Class A Common Stock;

•	Statement on Schedule 13D filed on October 26, 2012 by the BHN Entities reports beneficial ownership of 8,474,440 shares of Class A Common representing 1.2% of the Class A Common Stock; and

•

Amendment No. 16 to the Statement on Schedule 13D filed by Intel Corporation on October 19, 2012 reports beneficial ownership of 94,076,878 shares of Class A Common Stock (which consists of 25,098,733 shares of Class A Common Stock held by Intel Capital, 3,333,333 shares of Class A Common Stock held by Intel Cayman and 65,644,812 shares of Class B Common Stock held by the Intel A) representing 12.4% of the Class A Common Stock.

As described in Items 4 and 6 of this Schedule 13D, the Equityholders’ Agreement includes a voting agreement under which such Equityholders and their respective affiliates share the ability to elect a majority of the Issuer’s directors and the Voting Agreement includes a voting agreement under which the Equityholders and their respective affiliates agree to vote their shares of Common Stock to support the Merger. The Reporting Persons disclaim beneficial ownership of the shares of capital stock beneficially owned by such other Equityholders (other than the shares of capital stock beneficially owned by the Reporting Persons).

(c) Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons and (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendices A-1—A-3 of the Schedule 13D, has effected any transaction in Class A Common Stock during the 60 days prior to December 17, 2012.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented with the information contained in Item 4 of this Amendment, which is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the New Joint Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit No.	Description

99.51	Agreement and Plan of Merger, dated as of December 17, 2012, by and among Sprint Nextel Corporation, Collie Acquisition Corp. and Clearwire Corporation (incorporated by reference to Exhibit 2.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed on December 18, 2012).

99.52	Irrevocable Exchange Agreement, dated as of December 17, 2012, by and among Clearwire Corporation, Sprint Nextel Corporation and Intel Capital Wireless Investment Corporation 2008A.

99.53	Consent and Agreement, dated as of December 17, 2012, by and among SOFTBANK CORP., Starburst II, Inc. and Sprint Nextel Corporation.

99.54	Voting and Support Agreement, dated as of December 17, 2012, among Clearwire Corporation and the persons named therein as stockholders of Clearwire Corporation and equityholders of Clearwire Communications, LLC, as applicable.

99.55	Agreement Regarding Right of First Offer, dated as of December 17, 2012, among Sprint Holdco, LLC, Sprint Nextel Corporation, and the persons named therein as stockholders of Clearwire Corporation and equityholders of Clearwire Communications, LLC, as applicable.

99.56	Note Purchase Agreement, dated as of December 17, 2012, by and among Clearwire Corporation, Clearwire Communications, LLC and Collie Finance, Inc., as issuers, and Sprint Nextel Corporation, as purchaser (incorporated by reference to Exhibit 10.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed on December 18, 2012).

99.57	Form of Registration Rights Agreement, by and among Clearwire Corporation, as parent, Clearwire Communications LLC and Clearwire Finance, Inc., as issuers, the guarantors party thereto and Sprint Nextel Corporation (included in Exhibit 99.56).

99.58	Form of Indenture, by and among the Clearwire Communications, LLC and Clearwire Finance, Inc., as issuers, the guarantors party thereto and [Wilmington Trust, National Association], as trustee (included in Exhibit 99.56).

99.59	Form of Stock Delivery Agreement, by and among Clearwire Communications, LLC and Clearwire Finance, Inc., as issuers, and Clearwire Corporation (included in Exhibit 99.56).

99.60	Second Amendment to Equityholders’ Agreement, dated as of December 17, 2012, by and among Clearwire Corporation, Sprint HoldCo, LLC, SN UHC 1, Inc., Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation, as Strategic Investor Representative.

99.61	Third Amendment to Equityholders’ Agreement, dated as of December 17, 2012, by and among Clearwire Corporation, Sprint HoldCo, LLC, SN UHC 1, Inc., Intel Capital Wireless Investment Corporation 2008A, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation, as Strategic Investor Representative.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2012

Sprint Nextel Corporation

By	/s/ Charles R. Wunsch
	Name:	Charles R. Wunsch
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Sprint HoldCo, LLC

By	/s/ Charles R. Wunsch
	Name:	Charles R. Wunsch
	Title:	President

SN UHC 1, Inc.

By	/s/ Charles R. Wunsch
	Name:	Charles R. Wunsch
	Title:	President

Appendix A-1

EXECUTIVE OFFICERS AND DIRECTORS

OF

SPRINT

Set forth below is a list of each executive officer and director of Sprint setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with Sprint and each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Daniel R. Hesse* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President and Chief Executive Officer of Sprint Nextel Corporation

Joseph J. Euteneuer Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Financial Officer of Sprint Nextel Corporation

Paget L. Alves Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Sales Officer of Sprint Nextel Corporation

Robert L. Johnson Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251	Chief Service and Information Technology Officer

Matthew Carter Sprint Nextel Corporation 6591 Irvine Center Dr., #100 Irvine, CA 92618	President – Global Wholesale and Emerging Solutions

Steven L. Elfman Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President – Network Operations and Wholesale of Sprint Nextel Corporation

Keith O. Cowan Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President – Strategic Planning and Corporate Initiatives of Sprint Nextel Corporation

Charles R. Wunsch 6200 Sprint Parkway, Overland Park, Kansas 66251	Senior Vice President, General Counsel and Corporate Secretary of Sprint Nextel Corporation

Ryan H. Siurek Sprint Nextel Corporation 6480 Sprint Parkway, Overland Park, Kansas 66251	Vice President, Controller and Principal Accounting Officer of Sprint Nextel Corporation

William M. Malloy Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Marketing Officer

Robert R. Bennett* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Principal of Hilltop Investments, LLC, a private investment company	Hilltop Investments, LLC 10900 Hilltop Road Parker, CO 80134

Gordon M. Bethune* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Retired

Larry C. Glasscock* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Retired

James H. Hance, Jr.* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chairman of the Board of Sprint Nextel Corporation and Senior Advisor of the Carlyle Group	Bank of America Corporation NCI-007-52-17 100 North Tryon Street Charlotte, NC 28255

V. Janet Hill* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Principal, Hill Family Advisors	Hill Family Advisors 4000 Legato Road, Suite 1100 Fairfax, VA 22033

Frank Ianna* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Executive Officer and Director, Attila Technologies LLC, a Technogenesis company	425 Devonshire Drive Franklin Lakes, NJ 07417

Sven-Christer Nilsson, a citizen of Sweden* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Founder/Owner of Ripasso AB, a private business advisory company	Ripasso AB Utsiktsvägen 2 SE-260 83 Vejbystrand/Sweden

William R. Nuti* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chairman of the Board, Chief Executive Officer and President of NCR Corporation, a global technology company	NCR Corporation 250 Greenwich Street, 35th Floor New York, NY 10007

Rodney O’Neal* Sprint Nextel Corporation	Chief Executive Officer and President of Delphi Automotive	Delphi Automotive PLC M/C 483-400-650

6200 Sprint Parkway, Overland Park, Kansas 66251	PLC, a global supplier of mobile electronics and transportation systems	5725 Delphi Drive Troy, Michigan 48098-2815

*	Director

Appendix A-2

EXECUTIVE OFFICERS AND DIRECTORS

OF

SPRINT HOLDCO

Set forth below is a list of each executive officer and director of Sprint HoldCo setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with Sprint HoldCo and each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Directors
None – managed by: SN UHC 4, Inc.; and c/o Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251

Executive Officers

Charles R. Wunsch Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President of Sprint HoldCo, LLC

Gregory D. Block Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Treasurer of Sprint HoldCo, LLC

Timothy P. O’Grady Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Secretary of Sprint HoldCo, LLC

Ryan H. Siurek Sprint Nextel Corporation 6480 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Controller of Sprint HoldCo, LLC

Paget L. Alves Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of Sprint HoldCo, LLC

Keith O. Cowan Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of Sprint HoldCo, LLC

Appendix A-3

EXECUTIVE OFFICERS AND DIRECTORS

OF

SN UHC 1

Set forth below is a list of each executive officer and director of SN UHC 1 setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with SN UHC 1 and each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Charles R. Wunsch* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President of SN UHC 1, Inc.

Ryan H. Siurek Sprint Nextel Corporation 6480 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Controller of SN UHC 1, Inc.

Gregory D. Block Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Treasurer of SN UHC 1, Inc.

Timothy P. O’Grady* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Secretary of SN UHC 1, Inc.

John W. Chapman Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Asst. Secretary of SN UHC 1, Inc.

Paget L. Alves Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of SN UHC 1, Inc.

Mark V. Beshears Sprint Nextel Corporation 6200 Sprint Parkway,	Vice President of SN UHC 1, Inc.
Overland Park, Kansas 66251

Gary E. Charde Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of SN UHC 1, Inc.

Lawrence R. Krevor Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of SN UHC 1, Inc.

Todd A. Rowley Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of SN UHC 1, Inc.

Patricia C. Tikkala Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of SN UHC 1, Inc.

John J. Mutrie, Jr. Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Assistant Controller of SN UHC 1, Inc.

Ceyhun (Jay) Cetin Sprint Nextel Corporation 6480 Sprint Parkway, Overland Park, Kansas 66251	Assistant Treasurer of SN UHC 1, Inc.

Jennifer Dale Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Assistant Treasurer of SN UHC 1, Inc.

Stefan K. Schnopp* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Assistant Secretary of SN UHC 1, Inc.

*	Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Statement on Schedule 13D (the “Initial Joint 13D Filing”) filed on December 5, 2008 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC, Craig O. McCaw and CWCI, LLC

99.2	Amendment No. 1 to the Statement on Schedule 13D filed on February 27, 2009 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc. Eagle River Holdings, LLC, Craig O. McCaw and CWCI, LLC

99.3	Amendment No. 2 to the Statement on Schedule 13D (“Amendment No. 2”) filed on November 12, 2009 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC, Craig O. McCaw and CWCI, LLC

99.4	Amendment No. 3 to the Statement on Schedule 13D filed on December 22, 2009 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC, Craig O. McCaw and CWCI, LLC

99.5	Amendment No. 4 to the Statement on Schedule 13D (“Amendment No. 4”) filed on December 7, 2010 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.6	Amendment No. 5 to the Statement on Schedule 13D filed on December 14, 2010 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.7	Amendment No. 6 to the Statement on Schedule 13D filed on May 13, 2011 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.8	Amendment No. 7 to the Statement on Schedule 13D (“Amendment No. 7”) filed on June 8, 2011 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

Exhibit No.	Description

99.9	Amendment No. 8 to the Statement on Schedule 13D (“Amendment No. 8”) filed on December 16, 2011 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.10	Amendment No. 9 to the Statement on Schedule 13D (“Amendment No. 9”) filed on February 24, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.11	Amendment No. 10 to the Statement on Schedule 13D filed on March 14, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.12	Amendment No. 11 to the Statement on Schedule 13D (“Amendment No. 11”) filed on June 15, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Eagle River Holdings, LLC and Craig O. McCaw

99.13	Amendment No. 12 to the Statement on Schedule 13D (“Amendment No. 12”) filed on September 14, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment, LLC, Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Eagle River Holdings, LLC and Craig O. McCaw

99.14	Amendment No. 13 to the Statement on Schedule 13D (“Amendment No. 13”) filed on October 3, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment, LLC, Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Eagle River Holdings, LLC and Craig O. McCaw

99.15	Amendment No. 14 to the Statement on Schedule 13D (“Amendment No. 14”) filed on October 18, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC and Craig O. McCaw

99.16	Transaction Agreement and Plan of Merger, dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed May 7, 2008)

99.17	Amendment No. 1 to the Transaction Agreement and Plan of Merger, dated as of November 21, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

Exhibit No.	Description

99.18	Equityholders’ Agreement, dated as of November 28, 2008, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and, for the limited purpose of Sections 2.13, 2.14, 2.15 and Article 4, Sprint Nextel Corporation (incorporated herein by reference to Exhibit 4.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.19	Strategic Investor Agreement, dated as of November 28, 2008, by and among Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC (incorporated herein by reference to Exhibit 99.7 to the Initial Joint 13D Filing)

99.20	Registration Rights Agreement, dated as of November 28, 2008, among Clearwire Corporation, Sprint Nextel Corporation, Eagle River Holdings, LLC, Intel Corporation, Comcast Corporation, Google Inc., Time Warner Cable Inc. and BHN Spectrum Investments LLC (incorporated herein by reference to Exhibit 4.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.21	Amended and Restated Operating Agreement of Clearwire Communications LLC, dated as of November 28, 2008 (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.22	Joint Filing Agreement, dated as of November 28, 2008, among the reporting persons to the Initial Joint 13D Filing and, solely for purposes of Sections 7, 8, 9 and 10, the Intel Entities, Intel Capital, Intel Cayman and Middlefield Ventures, Inc. (incorporated herein by reference to Exhibit 99.7 to the Initial Joint 13D Filing)

99.23	Investment Agreement, dated as of November 9, 2009, by and among Sprint Nextel Corporation, Clearwire Corporation, Clearwire Communications LLC, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Eagle River Holdings, LLC and Intel Corporation (incorporated herein by reference to Exhibit 99.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed November 10, 2009)

99.24	Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Corporation, dated as of November 9, 2009, executed by Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC and BHN Spectrum Investments, LLC (incorporated herein by reference to Exhibit 99.9 to Amendment No. 2)

99.25	Unanimous Consent and Waiver, dated as of November 9, 2009, by and among Clearwire Corporation, Clearwire Communications LLC, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Corporation, Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and Comcast Corporation, as Strategic Investor Representative (incorporated herein by reference to Exhibit 99.10 to Amendment No. 2

99.26	Form of Lock-up Agreement (incorporated herein by reference to Exhibit 99.11 to Amendment No. 4)

99.27	Form of Preemptive Rights Waiver (incorporated herein by reference to Exhibit 99.12 to Amendment No. 4)

99.28	Amendment to Equityholders’ Agreement, dated as of December 8, 2010, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation, as Strategic Investor Representative (incorporated herein by reference to Exhibit 4.11 of Clearwire Corporation’s Current Report on Form 8-K filed December 13, 2010)

Exhibit No.	Description

99.29	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated as of June 1, 2011, pursuant to Section 2.13(j) of the Equityholders’ Agreement (incorporated herein by reference to Exhibit 99.14 to Amendment No. 7)

99.30	Commitment Agreement, dated as of November 30, 2011, by and among Clearwire Corporation, Clearwire Communications LLC, Sprint HoldCo, LLC and Sprint Nextel Corporation (including the form of Note attached as
Exhibit B thereto) (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 5, 2011)

99.31	Letter Agreement, dated as of November 30, 2011, by and among Clearwire Corporation, Clearwire Communications, LLC, Sprint HoldCo, LLC and Sprint Nextel Corporation (incorporated herein by reference to Exhibit 10.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 5, 2011)

99.32	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated as of December 12, 2011, regarding Notice of Exercise of Preemptive Rights (incorporated herein by reference to Exhibit 99.17 to Amendment No. 8)

99.33	Investment Agreement, dated as of December 13, 2011, by and among Clearwire Corporation, Clearwire Communications LLC and Sprint HoldCo, LLC (incorporated herein by reference to Exhibit 99.18 to Amendment No. 8)

99.34	Form of 2011 Lock-Up Agreement (incorporated herein by reference to Exhibit 99.19 to Amendment No. 8)

99.35	Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Corporation, dated as of December 7, 2011, executed by Sprint HoldCo, LLC, Comcast Corporation, as Strategic Investor Representative, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation and Middlefield Ventures, Inc. (incorporated herein by reference to Exhibit 99.20 to Amendment No. 8)

99.36	Letter to the Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Advance/Newhouse Partnership and Intel Corporation from Google Inc., dated as of February 7, 2012, pursuant to Section 5(a) of the Strategic Investor Agreement, dated as of November 28, 2008, by and among Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC (incorporated herein by reference to Exhibit 99.21 to Amendment No. 9)

99.37	Letter to Sprint Nextel Corporation, Eagle River Holdings, LLC, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Advance/Newhouse Partnership and Intel Corporation from Google Inc., dated as of February 16, 2012, pursuant to Section 3.3 of the Equityholders’ Agreement (incorporated herein by reference to Exhibit 99.22 to Amendment No. 9)

99.38	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated as of June 8, 2012, pursuant to Section 2.13(j) of the Equityholders’ Agreement (incorporated herein by reference to Exhibit 99.23 to Amendment No. 11)

99.39	Letter to Comcast Corporation and Bright House Networks, LLC from TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC and TWC Wireless Holdings III LLC, dated as of August 29 , 2012, pursuant to Section 5(a) of the Strategic Investor Agreement (incorporated herein by reference to Exhibit 99.24 to Amendment No. 12)

99.40	Request Notice to Clearwire from TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC and TWC Wireless Holdings III LLC, dated as of August 29 , 2012, pursuant to Section 3(c)(ii) and (d) of the Registration Rights Agreement (incorporated herein by reference to Exhibit 99.25 to Amendment No. 12)

99.41	Exchange Notice to Clearwire Communications LLC and Clearwire Corporation, dated as of September 4, 2012, pursuant to Section 7.9(c) of the Operating Agreement (incorporated herein by reference to Exhibit 99.26 to Amendment No. 12)

99.42	Letter to Sprint Nextel Corporation, Eagle River Holdings, LLC, Comcast Corporation, Bright House Networks, LLC and Intel Corporation from TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC and TWC Wireless Holdings III LLC, dated as of September 7, 2012, pursuant to Section 3.3 of the Equityholders’ Agreement (incorporated herein by reference to Exhibit 99.27 to Amendment No. 12)

99.43	Exchange Notice to Clearwire Communications LLC and Clearwire Corporation from Comcast Wireless Investment, LLC, dated as of September 18, 2012, pursuant to Section 7.9(c) of the Operating Agreement (incorporated herein by reference to Exhibit 99.28 to Amendment No. 13)

99.44	Interest Notice pursuant to Section 3.3 of the Equityholders’ Agreement from Eagle River Holdings, LLC dated as of October 17, 2012 (incorporated herein by reference to Exhibit 99.29 of Amendment No. 14 to Schedule 13D filed on October 18, 2012 by the Sprint Entities and the ERH Entities)

Exhibit No.	Description

99.45	Response Letter pursuant to Section 3.3 of the Equityholders’ Agreement from Sprint HoldCo, LLC to Eagle River Holdings, LLC dated as of October 17, 2012 (incorporated herein by reference to Exhibit 99.30 of Amendment No. 14 to Schedule 13D filed on October 18, 2012 by the Sprint Entities and the ERH Entities)

99.46	Joint Filing Agreement, dated as of October 17, 2012, by and among Eagle River Holdings, LLC, Craig O. McCaw, Sprint HoldCo, LLC and Sprint Nextel Corporation (incorporated herein by reference to Exhibit 99.31 of Amendment No. 14 to Schedule 13D filed on October 18, 2012 by the Sprint Entities and the ERH Entities)

99.47	Letter to Clearwire Corporation from Sprint HoldCo, LLC pursuant to Section 3.9 of the Equityholders’ Agreement and Section 7.11 of the Operating Agreement, dated December 10, 2012*

99.48	Assignment and Assumption Agreement by SN UHC 1, Inc., dated December 11, 2012*

99.49	Assignment and Assumption Agreement by SN UHC 1, Inc., dated December 11, 2012*

99.50	Joint Filing Agreement, dated as of December 13, 2012, by and among Sprint HoldCo, LLC, SN UHC 1, Inc. and Sprint Nextel Corporation*

99.51	Agreement and Plan of Merger, dated as of December 17, 2012, by and among Sprint Nextel Corporation, Collie Acquisition Corp. and Clearwire Corporation (incorporated by reference to Exhibit 2.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed on December 18, 2012)

99.52	Irrevocable Exchange Agreement, dated as of December 17, 2012, by and among Clearwire Corporation, Sprint Nextel Corporation and Intel Capital Wireless Investment Corporation 2008A

99.53	Consent and Agreement, dated as of December 17, 2012, by and among SOFTBANK CORP., Starburst II, Inc. and Sprint Nextel Corporation

99.54	Voting and Support Agreement, dated as of December 17, 2012, among Clearwire Corporation and the persons named therein as stockholders of Clearwire Corporation and equityholders of Clearwire Communications, LLC, as applicable

99.55	Agreement Regarding Right of First Offer, dated as of December 17, 2012, among Sprint Holdco, LLC, Sprint Nextel Corporation, and the persons named therein as stockholders of Clearwire Corporation and equityholders of Clearwire Communications, LLC, as applicable

99.56	Note Purchase Agreement, dated as of December 17, 2012, by and among Clearwire Corporation, Clearwire Communications, LLC and Collie Finance, Inc., as issuers, and Sprint Nextel Corporation, as purchaser (incorporated by reference to Exhibit 10.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed on December 18, 2012)

99.57	Form of Registration Rights Agreement, among Clearwire Corporation, as parent, Clearwire Communications LLC and Clearwire Finance, Inc., as issuers, the guarantors party thereto and Sprint Nextel Corporation (included in Exhibit 99.56)

99.58	Form of Indenture, by and among the Clearwire Communications, LLC and Clearwire Finance, Inc., as issuers, the guarantors party thereto and [Wilmington Trust, National Association], as trustee (included in Exhibit 99.56)

99.59	Form of Stock Delivery Agreement, among Clearwire Communications, LLC and Clearwire Finance, Inc., as issuers, and Clearwire Corporation (included in Exhibit 99.56)

99.60	Second Amendment to Equityholders’ Agreement, dated as of December 17, 2012, by and among, Clearwire Corporation, Sprint HoldCo, LLC, SN UHC 1, Inc., Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation, as Strategic Investor Representative

99.61	Third Amendment to Equityholders’ Agreement, dated as of December 17, 2012, by and among, Clearwire Corporation, Sprint HoldCo, LLC, SN UHC 1, Inc., Intel Capital Wireless Investment Corporation 2008A, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation, as Strategic Investor Representative

*	Previously filed